UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                For the Quarterly Period Ending December 31, 1998


                            National Fuel Gas Company
                      (Name of Registered Holding Company)

                               10 Lafayette Square
                             Buffalo, New York 14203
                      (Name of Principal Executive Officer)



                  Inquiries concerning this Form U-9C-3 may be
                                  directed to:
                                James R. Peterson
                               Assistant Secretary
                            National Fuel Gas Company
                                   Suite 1500
                               10 Lafayette Square
                             Buffalo, New York 14203
                                 (716) 857-7702


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.      Energy or Gas   Date of        State of       Percentage of           Nature of  Business
                           Related         Organization   Organization   Voting Securities
                                                                         Held

National Fuel Gas Company  Holding         1902           New Jersey     Holds all voting        The Company  is an integrated
                                                                         securities of National  natural gas operation engaged in
                                                                         Fuel Resources, Inc.    owning and  holding securities
                                                                         and the reporting       issued by its subsidiaries.
                                                                         companies except as
                                                                         indicated below.

Seneca Independence        Gas             1996           Delaware       100%                    Holds a 33 1/3% general partnership
Pipeline Company                                                                                 interest in Independence Pipeline
                                                                                                 Company, which was not formed
                                                                                                 under Rule 58.

Niagara Independence       Holding         1997           Delaware       100%                    Holds the 25% general partnership
Marketing Company                                                                                interest in DirectLink indicated
                                                                                                 below.

DirectLink Gas Marketing   Gas             1997           Delaware       33-1/3%                 Gas marketing.
Company

Upstate Energy Inc.        Gas             1997           New York       100%                    Gas marketing.

Seneca Resources           Holding         1913           Pennsylvania   100%                    Listed here because it owns a 100%
Corporation                                                                                      interest in HarCor Energy, Inc.
                                                                                                 which was acquired pursuant to Rule
                                                                                                 58.

HarCor Energy, Inc.        Gas             1976           Delaware       100%                    An oil and gas company which
                                                                                                 produces natural gas and higher
                                                                                                 gravity oil.

     NARRATIVE DESCRIPTION:

     National Fuel Gas Company is not "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above. Similarly, Seneca Resources Corporation is not a "reporting company" but is included in this
     Item 1 because it holds, directly or indirectly, voting securities issued by a reporting company as indicated above.

     During the quarter ended December 31, 1998, the reporting companies engaged in the following activities:

     Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

     Niagara Independence Marketing Company ("NIM") retained its interest in DirectLink Gas Marketing Company ("DirectLink"). NIM's and DirectLink's transactions this quarter are described in their financial statements at
     Item 6.

     Upstate Energy Inc. engaged in gas marketing transactions this quarter.

     HarCor engaged in natural gas and higher gravity oil exploration and production activities this quarter.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                         Was Issued     Security    Each Security

Seneca          Note      $  100,000        Issue     N/A      National       N/A         $  100,000
Independence              $1,800,000        Issue              Fuel Gas                   $1,800,000
Pipeline                                                       Company
Company

DirectLink Gas  no transactions this quarter
Marketing
Company

Niagara         no transactions this quarter
Independence
Marketing
Company

Upstate         Note        $100,000        Issue     N/A      National       N/A           $100,000
Energy                       200,000        Issue              Fuel Gas                      200,000
Inc.                         300,000        Issue              Company                       300,000
                             300,000        Issue                                            300,000

HarCor          no transactions this quarter
Energy, Inc.


                         ITEM 3 - ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.   Associate Co.   Types of   Direct    Indirect   Cost of   Total Amount Billed
Rendering       Receiving       Services   Costs     Costs      Capital
Services        Services        Rendered   Charged   Charged


NONE



 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.   Reporting Co.   Types of           Direct       Indirect   Cost of   Total Amount Billed
Rendering       Receiving       Services           Costs        Costs      Capital
Services        Services        Rendered           Charged      Charged

National Fuel   Seneca          Managerial,        -0-          -0-        -0-       -0-
Gas Supply      Independence    financial,
Corporation     Pipeline        legal, and
                Company         other similar
                                services.

Seneca          Niagara         Managerial,        $23,195.75   -0-        -0-       $23,195.75
Resources       Energy          financial and
Corporation     Trading Inc.    other similar
                (now Upstate    services.
                Energy Inc.)

Seneca          HarCor          Managerial,        -0-          -0-        -0-       -0-
Resources       Energy, Inc.    financial, legal
Corporation                     and other
                                similar services.


-----------------------------------

Upstate Energy Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

     Total Current Aggregate Investment:
          Pipeline activities                         $ 5,601,000
          Marketing activities                          1,101,000
          Exploration and Production Activities        32,537,538
                                                      -----------
               Total Current Aggregate Investment:                $39,239,538***


*** Reflects principal loan balances at 12/31/98 plus money paid for common stock in previous quarters.

                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-   Other Investment in last   Other Investment in This   Reason For Difference
Related Business        U-9C-3 Report              U-9C-3 Report              in Other Investment


None


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    Balance Sheet for Seneca Independence Pipeline Company ("Seneca")      Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Seneca                                            Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Niagara Independence Marketing Company ("Niagara")   Confidential treatment requested pursuant to Rule 104(b)
    Income Statement of Niagara                                            Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")      Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for DirectLink                                        Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Upstate Energy Inc. ("Upstate")                      Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Upstate                                           Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for HarCor Energy, Inc. ("HarCor")                       Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for HarCor                                            Confidential treatment requested pursuant to Rule 104(b)


B.  EXHIBITS:

    EXHIBIT A - CERTIFICATE OF NATIONAL FUEL GAS COMPANY

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  April 16, 1999

                                       NATIONAL FUEL GAS COMPANY



                                       By /s/ James R. Peterson
                                         --------------------------------------
                                         James R. Peterson
                                         Assistant Secretary